DBX ETF Trust

60 Wall Street

New York, New York 10005

May 11, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: John Grzeskiewicz

Re:	DBX ETF Trust (the “Trust”)

File Nos. 333-170122 and 811-22487

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby requests that the effectiveness for Pre-Effective Amendment Number 2 to the Trust’s Registration Statement on Form N-1A be accelerated to 4:00pm, New York time, on May 12, 2011, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Alex N. Depetris
Name:	Alex N. Depetris
Title:	Trustee, President, and Chief Executive Officer

ALPS Distributors, Inc

1290 Broadway, Suite 1100

Denver, Colorado 80203

May 11, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: John Grzeskiewicz

Re:	DBX ETF Trust (the “Trust”)

File Nos. 333-170122 and 811-22487

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), ALPS Distributors, Inc (“ALPS”), in its capacity as distributor of the shares of the Trust, hereby joins in the request of the Trust that the effectiveness for the Trust’s Pre-Effective Amendment Number 2 to the Trust’s Registration Statement on Form N-1A be accelerated to 4:00pm, New York time, on May 12, 2011, or as soon thereafter as practicable. ALPS hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Thomas A. Carter
Name:	Thomas. A. Carter
Title:	President